Exhibit 99.1

NICE

PROXY STATEMENT

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

NICE is a leading global enterprise software provider that enables organizations to improve customer experience, drive business performance, ensure compliance and fight fraud and financial crime.

Our mission is to provide organizations with the confidence in making the right business decisions based on accurate, relevant and insightful information.

We help companies understand their customers, predict their needs, deliver better customer service, optimize their workforce to drive greater efficiency, and identify suspicious behaviour to prevent fraud and financial crime.

We do this by capturing customer interactions and transactions across multiple channels and sources. We then apply best-in-class analytics to this data to provide real-time insights and uncover intent. Our solutions allow organizations to operationalize these insights and embed them within their daily business processes.

Today, more than 20,000 organizations in over 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. These organizations span many industries, including banking, telecommunications, insurance, retail, travel and more.

For 2016, we have continued to focus on our long term strategy, moving forward in our transformation to becoming a true enterprise software company with a large and growing portfolio of solutions; a portfolio that is tied together through our analytics platforms; and a portfolio that is also expanding through the cloudification of our solutions to further extend our total addressable market.

Together with continued innovation, our transformation was supported and strengthened by two significant acquisitions in 2016. The first was the acquisition of Nexidia, which has given NICE analytics capabilities with unparalleled accuracy, scalability and performance, cementing NICE’s leadership as the largest and most advanced provider of cross channel, interaction analytics.  The second was the acquisition of inContact, bringing two leaders together to form the industry’s first end-to-end cloud contact center, complete with world-class WFO and Analytics. The acquisition marks the first time that one vendor offers both contact center cloud infrastructure as well as the full range of WFO applications and analytics, providing a seamless integrated environment.

 November 10, 2016

Dear Shareholder,

You are cordially invited to attend the Special General Meeting of Shareholders (the “Special Meeting” or the “Meeting”) of NICE Ltd., to be held at NICE's executive offices at 13 Zarchin Street, Ra’annana, Israel, on Wednesday, December 21st, 2016, at 3:00 p.m. local time.

At the Special Meeting, shareholders will vote on the matters listed in the enclosed Notice of Special Meeting of Shareholders. NICE’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of NICE ADSs will receive voting instruction cards from JP Morgan Chase Bank, N.A., the depositary of the ADSs, which will enable them to instruct JP Morgan Chase Bank, N.A. on how to vote the NICE ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of the Meeting. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

We urge all of our shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,
Barak Eilam
 Chief Executive Officer

NICE Ltd.
______________________________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
 ______________________________________________________

TO BE HELD ON December 21, 2016

Notice is hereby given that the Special General Meeting of Shareholders (the “Special Meeting” or the “Meeting”) of NICE Ltd. (the “Company” or “NICE”) will be held on Wednesday, December 21st, 2016, at 3:00 p.m. local time, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel, for the following purposes:

1.	To amend the Company’s Articles of Association; and
2.	To amend the Company’s Compensation Policy for Office Holders.

Approval of matter 1 will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon.  Approval of matter 2 will require the affirmative vote of a majority of the shares present, in person by proxy or by electronic voting, and voting on the matter, provided that either the shares voted in favor of such resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”) or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter that were cast against such resolution do not exceed two percent of the aggregate voting rights in the Company.

Shareholders of record at the close of business on November 21, 2016, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 13 Zarchin Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker. Alternatively, you may vote your shares electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

The proposals to be discussed and voted on at the Meeting are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than November 18, 2016. For more information about shareholder proposals, please see Article 18 of the Company's Articles of Association. Should changes be made to any proposal after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and with the ISA.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors or pursuant to the authorization of the Board of Directors, or in the case of shareholders voting ordinary shares of the Company electronically via MAGNA (as described above), at least six hours before the Meeting.

By Order of the Board of Directors, Yechiam Cohen Corporate Secretary

Date: November 10, 2016

SPECIAL GENERAL MEETING OF SHAREHOLDERS

NICE Ltd.

13 Zarchin Street, Ra’annana, Israel

________________________

PROXY STATEMENT
 ________________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADSs (collectively, the “Shares”) of NICE Ltd. (“Nice” or the “Company”) at the close of business on November 21st, 2016, in connection with the solicitation by the Board of Directors of proxies for use at the Special General Meeting of the Shareholders. The Meeting will be held on Wednesday, December 21st, 2016, at 3:00 p.m. local time, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Alternatively, such shareholder may vote electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date provided that such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor “against” the matter, although the number of Shares represented by such abstentions will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the Articles of Association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of Directors of the Company as advised by the Company in writing, except that the Depositary shall not vote that number of such Shares represented by the ADSs with respect to any matter with respect to which shareholders are required by law to indicate whether or not they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Shares represented by the ADSs, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors or pursuant to the authorization of the Board of Directors, or in the case of shareholders voting electronically via MAGNA (as described above), at least six hours before the Meeting.

A position statement by a shareholder of the Company should be submitted no later than December 1, 2016, to Nice Ltd., 13 Zarchin Street, Ra’annana, Israel, Attn.: Yechiam Cohen, Corporate Secretary. Any position statement received will be disclosed on a Current Report on Form 6-K that will be filed by the Company with the SEC and the ISA.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on November 21, 2016, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On October 31, 2016, there were 72,221,350 Shares issued, out of which 59,944,390 were outstanding and 12,276,960 were treasury shares. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy, and voting on the question of adjournment. At such adjourned meeting, any two shareholders present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons known by the Company to beneficially own more than 5% of the Shares.

Name	Number of Shares		Percent of Shares Beneficially Owned (1)
Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206, USA	3,826,621	(2)	6.4%

Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	3,645,806	(3)	6.1%

IDB Development Corporation Ltd. The Triangular Tower, 44th floor, 3 Azrieli Center Tel Aviv 67023, Israel	3,481,910	(4)	5.8%

Massachusetts Financial Services Company 111 Huntington Avenue Boston, Massachusetts 02199, USA	3,356,795	(5)	5.6%

Migdal Insurance & Financial Holdings Ltd. 4 Efal Street; P.O. Box 3063 Petach Tikva 49512, Israel	3,245,107	(6)	5.4%

Harel Insurance Investments & Financial Services Ltd. Harel House 3 Abba Hillel Street Ramat Gan 52118, Israel	3,198,207	(7)	5.3%

(1)	Based upon 59,944,390 ordinary shares issued and outstanding as of October 31, 2016.

(2)	This information is based upon a Schedule 13G filed by Janus Capital Management LLC with the SEC on February 16, 2016.

(3)
These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,671,758 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 1,132,461 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 673,303 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., 158,575 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 26,100 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above) and 9,709 ordinary shares are held by Psagot Insurance Company Ltd.  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 15, 2016.

(4)
Of these securities, IDB Development Corporation Ltd. (“IDB”) disclaims ownership of 3,479,410 ordinary shares reported as owned by Clal Insurance Enterprises Holdings Ltd. (“Clal”) and 2,500 ordinary shares are reported as held by Bayside Land Corporation Ltd., an indirect subsidiary of IDB. The 3,479,410 ordinary shares reported as beneficially owned by Clal, (i) include 139,236 ordinary shares are beneficially held for its own account, and (ii) are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. This information is based upon a Schedule 13G/A filed by IDB and Clal with the SEC on February 16, 2016.

(5)
These securities consist of (i) American Depositary Shares that can be converted to ordinary shares and (ii) ordinary shares. This information is based upon a Schedule 13G/A filed by Massachusetts Financial Service Company with the SEC on February 11, 2016.

(6)
Of these securities, (i) 3,110,502 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Reporting Person, according to the following segmentation: 1,598,555 ordinary shares are held by profit-participating life assurance accounts, 1,164,822 ordinary shares are held by provident funds and companies that manage provident funds, and 347,125 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 134,605 are beneficially held for their own account (Nostro account). This information is based upon a Schedule 13G filed by Migdal with the SEC on February 10, 2016.

(7)
Of these securities, (i) 2,893,491 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Harel Insurance Investments & Financial Services Ltd. ("Harel"), each of which subsidiaries operates under independent management and makes independent voting and investment decisions; (ii) 172,610 ordinary shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts and (iii) 132,106 ordinary shares are beneficially held for its own account. This information is based upon a Schedule 13G filed by Harel with the SEC on January 28, 2016.

ITEM 1

AMENDMENT OF ARTICLES OF ASSOCIATION

The Company proposes to adopt at the Meeting an amendment to its Articles of Association, as described below.  The affirmative vote of the holders of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on the matter is required for the approval of the proposal set in this Item 1.  In the event of the approval of the proposed amendment, the Company will accordingly restate its Articles of Association.

The Israeli Companies Law requires companies incorporated under the laws of the State of Israel that are “public companies” to appoint at least two external directors who meet the qualification requirements set forth in the Israeli Companies Law. However, according to a recent amendment to the applicable  regulations under the Israeli Companies Law, which is designed to ease multiple demands imposed on certain dual-listed companies by both the Israeli law and the foreign law regarding various corporate governance rules, a company whose shares are traded on certain stock exchanges outside Israel (including the NASDAQ Global Select Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed as they apply to domestic issuers of that jurisdiction with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect by a resolution of the relevant organ (i.e., the Board of Directors) to exempt itself from part or all of the requirements of Israeli law with respect to each of the following: (i) the requirement to appoint external directors and that at least one external director serve on each committee of the board of directors; (ii) certain limitations on the employment or service of an external director or his or her spouse, children or other relatives, following the cessation of his or her service as an external director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; (iii) the composition, certain requirements regarding meetings and the quorum of the audit committee; and (iv) the composition and certain requirements regarding meetings of the compensation committee.

In the event of approval by the shareholders of the proposed amendment of the Articles of Association, the Board of Directors will be entitled by a separate resolution to adopt in the future as it deems fit, part or all of the exemptions detailed above.

In the event the Board of Directors elects to adopt the exemption enabling the Company not to have External Directors serve on the Board of Directors of the Company, then according to the aforesaid regulations, an external director that was appointed prior to such company's decision, may continue in his office until the end of his term or until the end of the second annual general meeting that convened after the Company has made its decision, whichever comes first.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Articles 19, 31 and 32 of the Company’s Articles of Association be amended as set forth below (additions are highlighted in bold and underlined and deletions are marked in strikethrough):

"19.          Powers of the General Meeting

Subject to the provisions of the Companies Law and of these Articles, the resolutions in respect to the following matters shall be adopted by the General Meeting:

(a)          Amendments to the Articles, as set forth in Section 20 of the Companies Law.

(b)          Exercise of the authorities of the Board of Directors in accordance with the provisions of Section 52(a) of the Companies Law.

(c)          Appointment of the outside auditor(s) of the Company, the determination of its/their terms of engagement with the Company and termination of its/their engagement with the Company, all in accordance with the provisions of Sections 154-167 of the Companies Law.

(d)          Appointment of independent ("external") directors in accordance with the provisions of Section 239 of the Companies Law (“External Directors”) (to the extent External Directors are required to be elected under applicable law or until such date the Board of Directors elects to adopt the exemption under applicable law (if any) enabling the Company not to have External Directors serve on the Board of Directors of the Company).

(e)          Approval of actions and transactions that require the approval of the General Meeting pursuant to Sections 255 and 268-275 of the Companies Law.

(f)          An increase and a decrease of the authorized share capital of the Company, pursuant to Sections 286 and 287 of the Companies Law.

(g)          A merger, as set forth in Section 320(a) of the Companies Law.

31.          Delegation of Powers

The Board of Directors may, subject to the provisions of the Companies Law, delegate its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee.  ~~Any such Committee authorized to exercise the powers of the Board of Directors shall include at least one (1) External Director.~~  Until decided otherwise by the Board of Directors under applicable law, any such Committee authorized to exercise the powers of the Board of Directors shall include at least one (1) External Director.  Any Committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by the Companies Law or any regulations adopted by the Board of Directors under this Article.  Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

32.          Number of Directors; Board Composition

Until otherwise determined by resolution of the Company’s shareholders, the Board of Directors shall consist of not less than three (3) nor more than thirteen (13) Directors~~, including at least two (2) External Directors~~(including at least two (2) External Directors, unless the Board of Directors decides to adopt the exemption under applicable law (if any) enabling the Company not to have External Directors serve on the Board of Directors of the Company).”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on the matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2

APPROVAL OF CERTAIN AMEDMENTS TO THE COMPANY'S COMPENSATION POLICY

FOR OFFICE HOLDERS

Background

Under the provisions of the Israeli Companies Law, companies incorporated under the laws of Israel, whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Nice, are required to adopt a policy governing the compensation of "Office Holders"1. In August 2013, our shareholders, following the recommendation of the Compensation Committee and the approval of the Board of Directors, approved a Compensation Policy for executive officers and Directors. On July 9, 2015, our shareholders, following the recommendation of the Compensation Committee and the approval of the Board of Directors, approved a revised Compensation Policy (the "Compensation Policy" or the "Policy"). For additional details regarding the current Compensation Policy and its approval process, see the Proxy Statement for the 2015 Annual Meeting of the Shareholders, which was filed with the SEC on June 1, 2015. The revised Policy is in effect for three years and will be brought for shareholders’ approval in 2018, or earlier, if required. At this Special Meeting we wish to approve certain amendments to the Policy, as detailed below.

In accordance with its terms, the Compensation Policy must be reviewed at least annually by the Compensation Committee and the Board of Directors in order to ensure its compliance with applicable laws and regulations as well as market practices and its conformity with the Company’s targets and strategy.

As a consequence of the annual review of the Policy by the Compensation Policy and following changes in the Israeli Companies Law, our Compensation Committee and Board of Directors have determined that certain provisions of the Compensation Policy should be updated, clarified or revised, and that several changes to the Compensation Policy are warranted. Accordingly, our Board of Directors recommends that our shareholders approve certain amendments to the Compensation Policy. The proposed amendments to the Compensation Policy are marked in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit “A” (the "Amendments to the Policy").

As we are bringing for approval by our shareholders only certain amendments to the Policy and not a new Policy in its entirety, whether or not the Amendments to the Policy are approved at the Meeting, the current Policy shall remain in effect for a period of up to three years from July 9, 2015, the date of the previous General Meeting at which it was approved.

1 The Israeli Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company who is directly subordinate to the chief executive officer.

The primary proposed amendments to our Compensation Policy are as follows:

1.
Part I, Section 3.7 – following recent amendments to the Israeli Companies Law that were designed by the Israeli legislator to allow a limited level of discretion to Chief Executive Officers (CEOs) to make non-material changes to the existing terms of their subordinates, it is proposed to include an appropriate provision in our Compensation Policy, allowing our CEO to approve non-material changes of the compensation terms of executive officers subordinate to our CEO, without the need to seek the approval of the Compensation Committee. Non-material changes that fall into this exception shall relate only to the benefits of such executives (i.e., not to the base salary or variable components) and shall not exceed an amount equal to two months’ base salary of the applicable executive.

2.
Part II, Sections 8.2.1 and Part III, Section 11.3 – It is proposed to give our Compensation Committee and Board of Directors the discretion to decide that special bonuses currently allowed to be granted to an Executive (as such term is defined in the Policy) under the Policy, in connection with a one-time award or an award relating to an event of Change in Control or a Corporate Transaction (as such terms are defined in the Company's  then-current stock incentive plan), may be made not only in cash (as currently set in our Policy) but also in equity or a combination of cash and equity. This amendment would give the Company flexibility to better tailor the incentive such awards are intended to provide to the specific circumstances as well as the ability, when appropriate, to reduce cash expenses.

3.
Part II, Section 8.2.2 - In extraordinary events of a material acquisition by our Company of a significant and strategic target company, an executive of the target company may become, following such acquisition, part of the Company's senior management team, reporting directly to our CEO. Thus, in such instances, such an executive will become subject to the terms of the Company’s Compensation Policy. Retaining a key executive of a target company is instrumental to the successful consummation of such an acquisition or merger, and may be essential to the generation of substantial value to our shareholders. Such events are by their nature extraordinary and occur in rare occasions.

Due to disclosure limitations and the importance of keeping the negotiation of material acquisitions confidential, it is critical that the Board of Directors shall have ex-ante authority to award the relevant executive of a target company, a one-time equity grant, to the extent that the Board of Directors is of the opinion that such an award is essential for successfully effecting or implementing the transaction, and/or in order to integrate and further develop the acquired target company with the Company. Such authority may be also crucial, in order to enable successful negotiation and consummation of the transaction by the Company. It is proposed that the Board of Director's authority in such limited and exceptional circumstances be broader than the regular authority provided by the Compensation Policy for ordinary annual awards.

It is therefore proposed, in the event of an acquisition (or a merger in which the Company is the surviving entity), to grant our Compensation Committee and Board of Directors the authority to grant an executive of a target company who becomes an Executive of our Company following the acquisition, a one-time equity grant, and that any such grant shall be capped at a value equal to up to two times the maximum Equity Value permitted for an Executive under the Policy. To the extent deemed appropriate, the Board of Directors shall apply a proper vesting and performance conditions to such equity grant.

The need to grant our Compensation Committee and Board of Directors the authority proposed under this Item 2, sub-section 4, became apparent in light of the Company's recent merger and acquisition activities. Retaining key executives of target companies is often instrumental to successfully consummating a merger or acquisition, ensuring retention of key executives whom the Company deems important for the successful integration of the acquired business, thus, ultimately, delivering enhanced value to our shareholders.

We intend to implement this proposed amendment to our Compensation Policy in order to approve the compensation package of an executive of inContact, recently acquired by the Company, and who will continue to lead inContact as an Executive of the Company reporting to our CEO. The acquisition of inContact was a transformative deal for the Company, valued at close to a billion dollars, and its successful integration into the Company is of the upmost importance for the Company's future. Such an acquisition is a perfect example of unique circumstances which necessitate utilizing such special authorization under the Company’s Compensation Policy, as proposed hereunder.

4.
Part II, Section 11.1 - It is proposed to permit our Compensation Committee and Board of Directors, if they deem it is appropriate under the circumstances, to provide compensation for additional general relocation expenses, in an amount that does not exceed 15% of the executive's annual base salary. Such amendment is proposed in order to provide the Company with further flexibility for assisting our executives in a smooth and efficient relocation process when it is required.

In light of the foregoing, the Compensation Committee recommended the approval of the Amendments to the Policy and the Board of Directors approved the Amendments to the Policy and recommends that the shareholders approve the Amendments to the Policy. Under the Companies Law, if the Amendments to the Policy are not approved by the shareholders by the required majority, the Board of Directors may nonetheless approve the Amendments to the Policy or a certain part thereof, provided, however, that the Compensation Committee and thereafter the Board of Directors have concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amendments to the Policy, in the form attached as Exhibit A to the Company’s Proxy Statement, be, and are hereby, approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) the Shares voted in favor of the above resolution include a majority of the Shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law or (ii) that the total number of Shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter against such resolution does not exceed two percent of the outstanding Shares.

Each shareholder voting on the proposed resolution is required to indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. .

Under the Israeli Companies Law, a "personal interest" of a shareholder (i) includes a personal interest in the adoption of the proposal of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our Shares.

In the enclosed form of proxy/voting card, ADS holders are required to indicate whether or not they are a controlling shareholder or have a personal interest in this proposal. If you have a question as to whether or not you are a controlling shareholder or have a personal interest, please contact the Company's Corporate Secretary and General Counsel, at +972-9-775-3911 or yechiam.cohen@nice.com for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE and who wish to vote electronically via MAGNA, the electronic voting system of the ISA, should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

By Order of the Board of Directors,

Yechiam Cohen
 Corporate Secretary

Date: November 10, 2016

Exhibit “A”

Executives & Directors Compensation Policy

I.	Overview

1.	Definitions

Company	NICE~~-Systems~~ Ltd.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
~~Amendment 20~~	~~Amendment to the Law which was entered into effect on December 12, 2012.~~
Compensation Committee	A compensation committee ~~appointed in accordance~~satisfying the ~~with~~  requirements of ~~section 118A of~~ the Law.
Office Holder	Director, CEO, and any senior executive directly subordinate to the CEO all as defined in section 1 of the Law.
Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, Separation Package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in  ~~section 1 of~~ the Law.

Total Cash Compensation
The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and the annual cash target incentive (Target MBO as defined in section 9 below).

Equity Value	The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements.

2.	Global Strategy Guidelines

2.1.	Our Company is a global software company, operating in a competitive global market, with offices and employees globally spread.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, and customer focus, all with a long term perspective.

2.3.
We strongly believe that our business success is much reliant on the excellence of our human resources through all levels. In particular we believe that the company’s ability to achieve its goals require us to recruit motivate and retain high quality and experienced leadership team and directors.

2.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the "Policy"), which shall enable us to attract and retain highly qualified senior leaders. Moreover, the Policy shall motivate our senior leaders to perform to the full extent of their abilities and to achieve ongoing targeted results in addition to a high level business performance in the long term, aligned with our business strategy.

2.5.
The Policy sets forth our philosophy regarding the Terms of Office and Employment of our Office Holders and is designed to allow us to be responsive to marketplace changes with respect to compensation levels and pay practices.

2.6.	The Policy is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.

2.7.
The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package, based among others on geography, business tasks, role, seniority, and skills.

2.8.	The Policy shall provide the Board of Directors with guidelines as to exercising its discretion under the Company’s equity plans.

2.9.	The Policy is guided by the applicable principles set forth ~~by Amendment 20 and~~in the Law.

3.	Princlples of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed at least annually by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least every three years, or as otherwise required by Law.

3.4.
Our Policy shall be global, but its implementation shall be aligned with local practices and legal requirements and with our intention to treat our Executives fairly and consistently on a global basis.

3.5.
The approval procedures of Terms of Office and Employment as well as back-up data shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.6.	The compensation of each Office Holder shall be taxed and subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

3.7.
Our CEO shall be entitled to determine that non-material changes (i.e. not exceeding  an amount equal to two monthly base salaries for such calendar year) will be made to the benefit terms (i.e., not to the base salary or variable components) of such Executives subordinate to our CEO, without seeking the approval of the Compensation Committee.

4.	Compensation Committee Independence

4.1.
Our Compensation Committee will be comprised of at least three members of our Board of Directors. Each member of our Compensation Committee must meet the independence requirements established under applicable law and/or the applicable rules of any market on which the shares of the Company are traded. ~~All of our Outside Directors (who meet special independence, remuneration and other requirements as defined under the Law) will be appointed as members of the Compensation Committee.~~

II.	Executive Compensation

1.
When examining and approving Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role, scope of responsibilities and location.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between the cost of an Executive’s compensation, including all components of the Executive’s Terms of Office and Employment, and the cost of salary of the Company’s employees in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company as defined by the Law.

1.6.
Comparative information, as  applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10  ~~worldwide~~  global  ~~and local~~ companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable  industry  surveys,  taking into consideration  for each Executive,  among  other  parameters,  the compensation  levels  and  practices applicable to such Executives location.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits;

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation Package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control payment, Sign-on bonus, relocation benefits, studies opportunities and Leave of Absence, etc.

3.	The plan for Executives compensation mix shall comprise of, some or all, of the following components:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.	• Individual role, scope and capability based compensation. • Market competitiveness.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, unit and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments. • Align Executive’ objectives with Company, unit and individual's objectives. • Market competitiveness.

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings.	• Company performance based compensation. • Reward long-term objectives. • Align individual's objectives with shareholders’ objectives. • Market Competitiveness.

4.	The compensation package shall be reviewed with each Executive once a year, or as may be required from time to time.

Fixed Compensation

5.	Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

6.	Benefits

6.1.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Additional benefits may be offered as part of the general employee benefits package (Private medical insurance disability and life insurance, transportation (including Company car), communication & media, Israeli education fund, etc.) – in accordance with the local policy of the Company.

6.2.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), as required under local standards and practices.

6.3.
An Executive will be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 28 days annualy), subject to the minimum vacation days requirements per country of employmentas well as the local national holidays.

7.	Variable Components

7.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company's goals, revenues, profitability and other key performance indicators ("KPI") shall be considered, taking into account, among others, the Company’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	Our Board of Directors shall be authorized to reduce or cancel any cash incentive under circumstances which the Board of Directors deems, at its absolute discresion, to be exeptional.

8.	Cash Incentives

8.1.	Management by Objectives ("MBO") Plan

8.1.1.	MBOs are incentive cash payments to the Executives that vary based on the Company and unit’s performance and on their individual performance and contribution of the Executive to the Company.

8.1.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt an MBO plan, which will set forth, for each Executive, targets , a corresponding target MBO payment (which shall be referred to as the “Target MBO”), and the rules or formula for calculation of the MBO payment once actual achievements are known.

8.1.3.
The Compensation committee and Board of Directors may include in the MBO plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s MBO payments with actual achievements.

8.1.4.	The MBO Target of each Executive shall be calculated as a percentage of such Executive’s annual base salary, which shall not exceed 150% for each Executive.

8.1.5.	The annual MBO payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 200% of such Executive's Target MBO.

8.1.6.	At least 80% of the targets shall be measurable. Such objective targets may include, among others, one or more of the following, with respect to the Executive:

•	Company's / Unit's Revenues

•	Company's / Unit's Operating Income

•	Pre-tax profits above previous fiscal year

•	Company's/ Unit's Bookings

•	Collection

•	Customer satisfaction ("CSAT")

•	KPIs

•	EPS

•	The achievement of predefined targets

A non substantial portion of up to 20% of the targets may be based on non-measurable criteria. If and to the extent permissible pursuant to the Law, with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria may be determined by our CEO with the approval of our Compensation Committee and our Board of Directors.

8.1.7.
The objective targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company and Unit’s long term and short term targets. The measurable objective targets shall include one or more financial target, weighing at least 50% of the Target MBO.

8.1.8.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the MBO plan.

8.1.9.	The Board of Directors shall annually determine a threshold with respect to the Company’s objective targets under which no MBO payments shall be distributed.

8.1.10.	Adjustment to the Company and/or Unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.1.11.	The value of the aggregate MBO payments for all Executives in a calendar year shall not exceed 10% of the Company’s non-GAAP net operating income.

8.2.	Special Payments upon M&A~~Change In Control or Corporate Transaction Cash Payment~~

8.2.1.
Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a Change in Control or the applicable events of Corporate Transaction (as such terms are defined in the Company's most recent equity plan, currently the  ~~2008~~  2016 plan), with ~~a cash~~ payment  in cash, in equity, or by a combination thereof, equal to ~~of~~ up to 200% of such Executive's annual Total Cash Compensation.

8.2.2.
Our Compensation Committee and Board of Directors shall be authorized, in the event they deem it is required or instrumental in the context of effecting an acquisition (or a merger where the Company is the surviving entity) by the Company, to grant an executive of the target company who will become an Executives following the acquisition, a one-time equity grant equal to up to two times the maximum Equity Value permitted for our Executives under this Policy.

9.	Equity Based Compensation

9.1.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units and restricted shares (restricted share units and restricted shares shall each be referred to herein as "RSUs"), which may be subject to either time-based vesting only ("TRSUs") or subject to vesting based on both time and performance criteria ("PRSUs"), share appreciation rights or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law. Equity Based Components may include any equity in a subsidiary of the Company, which Equity Value shall be determined by an independent appraisal and approved by the Board of directors.

9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.3.
Equity Based Components provide incentives in a long term perspective and shall be granted under the most recent equity plan of the company that defines the terms of these grants to all company’s employees. Our equity based components (including PRSU's) shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest gradually in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff.

9.4.	Equity Based Componenets may consist of a combination of any type of equity provided that no less than 25% of the units and or shares, as applicable, under any grant of RSUs shall be PRSUs.

9.4.1.
With respect to the PRSU's, our Compensation Committee and Board of Directors shall determine for each Executive, measurable performance criteria, a corresponding performance payment and the rules or formula for calculation of the payment once actual achievements are known.

9.4.2.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the measurable performance criterias of the PRSU's.

9.4.3.
Adjustment to the Company's measurable performance criteria may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

9.5.
In determining the Equity Based Componenets granted to each Executive, our Compensation Committee and our Board shall consider the factors specified in section II(1) hereinabove, and in any event its Equity Value at the time of grant shall not exceed: (i) with respect to the CEO- 800% of his annual base salary; and (ii) with respect to each of the other Executives- 500% of such Executive's annual base salary.

9.6.
In the event of a Corporate Transaction or a Change in Control event (as such terms are defined in the Company's most recent equity plan, currently the ~~2008~~ 2016 plan), unvested equity based compensation may be accelerated as determined by the Board of Directors.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
Other than payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies etc. - the maximum Separation Package of each Executive shall not exceed the value of a one-time Total  Cash Compensation of such Executive's. Separation Package shall include any payment and/or benefit paid to an Executive in connection with such Executive's separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation – additional compensation per local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance home leave visit, etc., in accordance with the Company's relocation practices, or otherwise approved as relocation expenses by the Compensation Committee and Board of Directors. The Compensation Committee and Board of Directors may, if they deem it is appropriate under the circumstances, provide compensation for additional general relocation expenses, in an amount that does not exceed 15% of the annual base salary.

11.2.
Leave of absence – an Executive shall be treated in accordance with pay practices in the relevant country, which may also have an effect on base salary and MBO payments, and vesting of equity in accordance with the Company’s Equity plans.

11.3.
Our Compensation  Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime incentive in cash, in equity, or by a combination thereof~~incentive~~, of up to 100% the Executive's annual base salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek from our Office Holders reimbursement of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes. The above shall not derogate from any mandatory claw-back requirements pursuant to any applicable law and regulations.

12.2.
Our Compensation Committee and Board of Directors shall be authorized subject to any applicable law and regulations, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or;(ii) there is low likelihood of success under governing law versus the cost and effort involved;

III.	Director Remuneration:

Our non-executive Directors shall be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.	The Company’s non-executive directors may be entitled to receive an equal cash fee per year and per meeting in the amount equal to up to 2 times the fixed amount[1] under the Law.

1.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors may be entitled to receive a cash fee per year and per meeting of up to 3 times the fixed amount under the Law.

1.3.	The Chairman of the Board of Directors shall be entitled to receive a cash fee per year and per meeting of to up to 6 times the fixed amount under the Law.

1.4.
The Company’s non-executive directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal equity based compensation per year, which value shall not exceed USD 200,000.

1 As of February 2015 - NIS 89,920  per year and NIS 3,350 per meeting.

2.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors shall be entitled to receive equity based compensation per year of to up to twice the equity based compensation per year of the other non-executive directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive equity based compensation per year of up to three times the equity based compensation per year of the other non-executive directors.

2.4.
The aggregate annual equity based compensation granted to all the non-executive directors shall not exceed the Equity Value of number of securities granted under our relevant equity plan, convertible into 0.3% of the Company’s outstanding share capital at the time of grant.

2.5.	The equity based compensation of each of the Company’s non-executive directors shall vest in 4 quarterly installments.

2.6.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

3.	Outside Directors Compensation:

3.1.
The compensation of our outside directors, if any, shall be determined  and capped in accordance with the applicable laws and regulations (currently the comparative compensation mechanism specified in section 8a- 8b of  the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of Outside Directors) - 2000).

IV.	Indemnification and Insurance

The Office Holders shall be entitled to the same directors and officer’s indemnification of up to the maximum amount permitted by law, directors and officers liability insurance as shall be approved by the Compensetion Committee, Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

We shall be authorize to provide our directors and officers with a liability insurance policy limited to up to the limits approved by the shareholders at the 2012 annual general meeting.

Our Compensation Committee shall be authorized to: (i) increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years; (ii) with respect to a specific material transaction or a series of related transactions, constituting together a material transaction - to the extent such insurance coverage is required in the opinion of our Compensation Committee, in order to provide adequate coverage for our directors and officers with respect to such a transaction – to purchase coverage in amounts of up to 3 times the then existing limit of coverage, with costs of up to 3 times the then existing limit of premium amounts; in both (i) and (ii) - without an additional shareholders' approval, if and to the extent permitted under the Law.

General

1.1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 15% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this policy

1.2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not, confer upon any of the Office Holders, any rights with respect to the Company.